                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  September 30, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE


                                   SCHEDULE 5
                        BLOCK LISTING SIX-MONTHLY RETURN

1.   Name of company:

     Micro Focus Plc

2.   Name of Scheme:

     Executive Share Option Scheme

3.   Period of Return - From:

     01/04/97

     To:

     30/09/97

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

     83,841 10p Ordinary

5.   Number of shares issued/allotted under scheme during period:

     151,611

6.   Balance under scheme not yet issued/allotted under scheme at end of period:

     132,230

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

     200,000 10p Ordinary 14/08/97

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

     15,471,509

Contact name for queries:

     Karin Watt

Contact telephone number:

     01635 565489

Contact address:

     The Lawn, 22-30 Old Bath Rd, Newbury, Birkshire

Name of person making return:

     Karin Watt

Position of person making return:

     Accountant

Additional Information:

           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company:

     Micro Focus Plc

2.   Name of shareholder having a major interest:

     Fidelity Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

     Same as 2 above

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:


5.   Number of shares/amount of stock acquired:


6.   Percentage of issued class:


7.   Number of shares/amount of stock disposed:

     175,900

8.   Percentage of issued class:

     1.14%

9.   Class of security:

     10p Ordinary

10.  Date of transaction:


11.  Date company informed:

     30/09/97

12.  Total holding following this notification:

     1,187,912

13.  Total percentage holding of issued class following this notification:

     7.71%

14.  Contact name for queries:

     Karin Watt

15.  Contact telephone number:

     01635 565489

16.  Name of company official responsible for making notification:

     Karin Watt

17.  Date of notification:

     30/09/97

Additional Information:

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: September 30, 1997                   By: /s/ Loren E. Hilllberg
                                              ----------------------------------
                                              Loren E. Hillberg, Secretary